UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

RAIT FINANCIAL TRUST

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

Two Logan Square, 100 N. 18th Street, 23rd Floor

(Address of Principal Executive Office (Street and Number))

Philadelphia, PA 19103

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RAIT Financial Trust (“RAIT”) was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019 (the “Quarterly Report”) by the prescribed due date without unreasonable effort or expense because RAIT requires additional time to complete the preparation of RAIT’s financial statements for the quarterly period ended June 30, 2019 to complete an evaluation of whether its investments in preferred equity interests should be accounted for as loans, equity method investments or debt securities. In accordance with disclosure previously reported by RAIT, RAIT sent a written submission requesting accounting guidance from the Office of the Chief Accountant of the Securities and Exchange Commission (the “OCA”) regarding the accounting treatment for its preferred equity interests on August 14, 2019. Upon receipt of the requested guidance, RAIT will determine the appropriate response consistent with such guidance. There can be no assurance that the outcome of the final determination will not have a material effect on RAIT’s financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Alfred J. Dilmore	(215)	207-2151
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☐  Yes    ☒  No RAIT’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RAIT anticipates that there will be a significant change in results of operations from the corresponding period for the last fiscal year due to the changes in RAIT’s operations in the respective periods described in RAIT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and other factors, including the accounting treatment therefore, the impact of which will not be fully evaluated until the completion of RAIT’s preparation of the financial statements to be included in the Quarterly Report. At this time and until the completion of this evaluation, RAIT cannot quantitatively estimate the anticipated change.

RAIT Financial Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2019	By:	/s/ Alfred J. Dilmore
Name: Alfred J. Dilmore
Chief Financial Officer, Treasurer and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).